Filed pursuant to Rule 424(b)(3)
SEC File No. 333-260571

PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated November 3, 2021)

OTONOMO TECHNOLOGIES LTD.

PRIMARY OFFERING OF
13,825,000 ORDINARY SHARES

SECONDARY OFFERING OF
98,631,650 ORDINARY SHARES,
5,200,000 WARRANTS TO PURCHASE ORDINARY SHARES AND
5,200,000 ORDINARY SHARES UNDERLYING WARRANTS
OF
OTONOMO TECHNOLOGIES LTD.

This prospectus supplement updates, amends and supplements the prospectus dated November 3, 2021 (as supplemented or amended on November 12, 2021, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-260571). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information on Otonomo’s fourth quarter 2021 and full year 2021 operational and financial results, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC under the trading symbols “OTMO” and “OTMOW,” respectively. On February 14, 2022, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $1.97 per ordinary share and $0.22 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 15, 2022.

Fourth Quarter 2021 and Full Year 2021 Highlights and Recent Developments

In 2021, Otonomo reported a growing number of use cases and across a wider set of geographies, entered into six new OEM contracts, acquired Neura and further developed the platform.  Otonomo’s cash and cash equivalents and restricted cash balance as of December 31, 2021 was $208.1 million.

Full Year Key Performance Indicators

•	6 OEM contracts signed during 2021 that brought us to 22 total contracts
•	50 million addressable connected vehicles
•	More than 370 billion data points processed in 2021

Otonomo Full Year & Q4 2021 Financial Highlights

•	Total Revenue for the fourth quarter was $1.1 million, compared to $212 thousand in the fourth quarter of 2020.
•	Revenue for the full year 2021 was $1.7 million, compared to $394 thousand in 2020.
•
GAAP operating loss for the fourth quarter was $16.2 million. GAAP operating loss for the same period in 2020 was $4.6 million. The increase is attributed to the acquisition of Neura, a growing number of employees, and expenses related to becoming a publicly traded company.

•	Non-GAAP operating loss for the fourth quarter was $13.8 million. Non-GAAP operating loss for the same period in 2020 was $4.3 million.
•	Cash and cash equivalents and restricted cash as of December 31, 2021 was $208.1 million.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Otonomo uses the non-GAAP measure of operating loss, which excludes from income, as applicable, share-based compensation expenses, amortization of intangible assets, depreciation of property and equipment and merger and acquisition related expenses. Otonomo’s management believes the non-GAAP financial information provided in this prospectus supplement is useful to investors’ understanding and assessment of Otonomo’s ongoing core operations and prospects for the future.  The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the operating loss to the most directly comparable GAAP financial measure is included below. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and as such has determined that it is important to provide this information to investors.

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED BALANCE SHEET
(in $ thousands)

	As of December 31,
	2021	2020
Assets

Current assets
Cash and cash equivalents, short-term investments and restricted cash	208,080	27,784
Account receivables and other receivables	4,334	314
Total current assets	212,414	28,098

Non-current assets
Other long-term assets	254	202
Property and equipment, net	726	625
Goodwill and intangibles, net	46,483	-
Total non-current assets	47,463	827

Total assets	259,877	28,925

Liabilities, redeemable convertible preferred shares and shareholders' equity (deficit)

Current liabilities
Account payables and other payables	9,353	2,998
Deferred revenue	11	265
Warrants for redeemable convertible preferred shares	-	7,731
Total current liabilities	9,364	10,994

Non-current liabilities
Warrants for ordinary shares	1,924	-
Total non-current liabilities	1,924	-

Redeemable convertible preferred shares	-	77,702
Shareholders’ equity (deficit)	248,589	(59,771)

Total liabilities, and Shareholders’ equity (deficit)	259,877	28,925

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED STATEMENTS OF OPERATIONS
(in $ thousands)

	Three-months ended
	December 31,
	2021	2020

Revenue	1,066	212

Costs of revenue and operating expenses:
Cost of revenue	299	243
Cloud infrastructure (*)	1,075	297
Research and development	4,844	2,105
Sales and marketing	4,348	1,386
General and administrative	6,182	786
Amortization and depreciation	566	33
Total cost of revenue and operating expenses	17,314	4,850

Loss from operations	(16,248)	(4,638)

(*) Cloud infrastructure consists primarily of expenses related to the cost to a third-party cloud service provider to deliver our platform to our users and for internal use.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(in $ thousands)

	Three-months ended
	December 31
	2021	2020

GAAP operating Loss	(16,248)	(4,638)

Share-based compensation (1)	1,850	321
Amortization and depreciation (2)	566	33
	2,416	354

Non-GAAP operating Loss	(13,832)	(4,284)

1. Share-based compensation:
Research and development	378	174
Sales and marketing	469	62
General and administrative	1,003	85
	1,850	321

2. Amortization and depreciation:
Technology amortization	537	-
Depreciation of property and equipment	29	33
	566	33